MANAGEMENT AGREEMENT

Mutual Funds Series Trust

On behalf of the Eventide Funds

Exhibit 1

Amendment Dated: September 1, 2019

Percentage of Average
Fund	Daily Net Assets
Eventide Gilead Fund	1.00% on the first $2 billion
0.95% on the next $1 billion in asset
0.90% on the next $1 billion in net assets
0.85% thereafter
Eventide Healthcare and Life Sciences Fund	1.10%
Eventide Multi-Asset Income Fund*	0.73%
Eventide Dividend Opportunities Fund*	0.73%
Eventide Limited-Term Bond Fund*	0.33%

*	For purposes of Section 10 of the Agreement, the execution date of the applicable Exhibit I for the Fund shall be deemed to be the date on which the Fund commences or commenced investment operations.

Mutual Fund Series Trust

By:
Print Name: Jerry Szilagyi
Title: President

Eventide Asset Management, LLC

By:
Print Name: Robin John
Title: Chief Executive Officer